Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Capital Research Brokerage Services, LLC (the "Company") was organized as a California Limited Liability Company ("LLC") on November 12, 1997. In May 2000, the Company acquired The Oakwood Group of Michigan, LLC., a broker/dealer organized on February 14, 1996, in the State of North Carolina as a Limited Liability Company. The surviving company maintained the broker/dealer under the name Capital Research Brokerage Services, LLC. The Company is a registered broker/dealer under the Securities and Exchange Act of 1934, the Financial Industry Regulatory Authority ("FINRA"), and Municipal Securities Rulemaking Board ("MRSB").

The Company is affiliated through common ownership with Arroyo Investment Group ("AIG") and Capital Research & Consulting, LLC ("CRC")

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including mutual fund retailer, mutual fund distributor, broker or dealer selling variable life insurance or annuities, and sale of Section 529 plans.

The Company has approximately ten (15) total clients, with one (1) of the clients accounting for 65% of the Company's commission revenues. The Company serves as a broker of record for mutual fund activity for the clients of a related company.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership; therefore, in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 2: INCOME TAXES

As discussed in Note 1, the Company has elected to be a California Limited Liability Company and, as a consequence, no provision for Federal Income Taxes is included in these financial statements. However, the company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2015, the income tax provision consists of the following:

Franchise tax	$	900
Gross receipts tax		800
Total income tax provision	$	1,700

Note 3: RELATED PARTY TRANSACTIONS

On April 29, 2004, the Company entered into a "shared expense" agreement in complying with FINRA and SEC rules and regulations. The agreement is between the Company, Arroyo and CRC. Under the agreement, the Company maintains its operations utilizing the office space and staff of another company, and will record monthly fees for facilities, administration, advisory services, and other fees. For the year ended December 31, 2015, a total amount of $206,000 was paid to these affiliates.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2015, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2015, the Company had net capital of $19,699 which was $14,699 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness $0 to net capital was 0 to 1, which is less than the 15 to 1 maximum allowed.

Note 6 : COMMITMENTS AND CONTINGENCIES

Commitments

The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2015 or during the year then ended.

Note 7 : GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2015 or during the year then ended.

Note 8 : SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.